Via Facsimile and U.S. Mail
Mail Stop 4720

June 30, 2009

Karl W. Mueller
President, Chief Financial Officer, and
Principal Accounting Officer
307 North Michigan Avenue
Chicago, IL 60601

Re: **Old Republic International Corporation**
      Form 10-K for the Fiscal Year Ended December 31, 2008
      File Number: 001-10607

Dear Mr. Mueller,

     We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Carlton E. Tartar
Accounting Branch Chief